

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 11, 2014

<u>Via E-mail</u>
Douglas Solomon
Chief Executive Officer
IIM Global Corporation
160 E. Lake Brantley Drive
Longwood, Florida 32779

Re: IIM Global Corporation
Post-Effective Amendment No. 1 to Registration Statement on Form S-1
Filed September 8, 2014
File No. 333-193924

Dear Mr. Solomon:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please note that the delaying amendment legend is not applicable here as Section 8(c) of the Securities Act governs the effectiveness of post-effective amendments.

Risk Factors, page 6

2.   Please revise to include a prominently-positioned risk factor that discusses the risks to your company and its shareholders resulting from your promissory notes held by Penn Investments Inc., a related party, that are due on January 30, 2015. In this regard, please discuss any risks including, but not limited to, those related to the differing interests of Mr. Solomon as owner of Penn Investments and CEO of your company, Mr. Solomon's potential influence over renegotiation of repayment terms, your current ability to pay these notes as they come due, and the impact of the high interest rate. Additionally, please revise management's discussion and analysis to discuss this material indebtedness and the impact of its maturity date on your liquidity and capital resources.

3.   Please revise to include a risk factor that discusses your management's conclusions that your disclosure controls and procedures were not effective and that there were material weaknesses in your internal control over financial reporting as of June 30, 2014. In your management's discussion and analysis section, or another appropriate part of the prospectus, please ensure you discuss the identified material weaknesses in your internal control over financial reporting, your remediation efforts for these material weaknesses and the estimated timetable and estimated material costs for the completion of these efforts.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Prior to the effective date of this registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3462 with any questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: <u>Via E-mail</u>
James M. Schneider, Esq.
Pearlman Schneider LLP